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February 4, 2005

Re: File No. 82-3743 Fomento de Construcciones y Contratas, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Fomento de Construcciones y Contratas, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish the following:

I. The English translation of a press release dated February 1, 2005, entitled, "The Courts Also Finds for FCC in its Dispute With ACCIONA."

II. The English translation of an announcement dated February 3, 2005, entitled, "FCC buys Grupo Logístico Santos."

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. If you have any questions, please do not hesitate to contact me at (212) 450-6141.

Sincerely,

Matthew Telford

Matthew Telford
Legal Assistant

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FREE TRANSLATION

Press Release

The Courts Also Finds for FCC in its Dispute With ACCIONA

- **The Court of First Instance No. 2 of Barcelona ruled in favor of FCC in its lawsuit against Acciona about the naming of Board Members**
- **Acciona was punished with fees**

Madrid, February 1, 2005. Barcelona Court of First Instance Number Two has ruled in FCC's favour in the company's dispute with Acciona regarding the latter's claim that it is entitled to have three representatives on the FCC Board of Directors.

Acciona filed a complaint challenging the corporate resolutions made at the General Meeting of Shareholders in FCC held in Barcelona on 23 June 2004 dismissing three directors appointed by Acciona in proportional representation of its stake in the company.

The court's ruling recognizes FCC's legitimate right to object to having three representatives of its competitor sitting on its board of directors and sentences Acciona to pay the costs of the dispute.

The ruling states that Acciona is "an actual, direct competitor of Fomento de Construcciones y Contratas" and adds, "The tie binding Acciona with the three directors (appointed by Acciona) in some measure contaminates how they behave in the post from which they have been dismissed".

"The right to information," the ruling is quoted as saying, ""know-how" in bidding processes, confidential information and "key rights," among other rights directors must have, mean that, no matter how impeccable directors' behavior is, the risk of leaks is impossible to avert entirely. These considerations support the fitness of the directors' dismissal" on the legal grounds that they have interests that conflict with FCC's own interests.

The ruling ends by stating, "The prudence of the previous decision - the dismissal of these directors - is supported by the feelings of the shareholders in Fomento de Construcciones y Contratas, whereas 74 of those attending in person and 866 of those attending by proxy agreed to the dismissal, and only Tibest Cuatro (a subsidiary of Acciona) and Acciona were against it".

The ruling remains open to appeal.

This new court victory for FCC is added to the triumph of mid December of last year, when the Directorate-General of Registries and Notarial Affairs found for FCC in the formal procedure lodged by its General Meeting of Shareholders to reject the directors appointed by Acciona, completely overturning the Mercantile Registry's decision on registrability.

FREE TRANSLATION

FCC buys Grupo Logístico Santos

- **The investment reached 128 million euros**
- **FCC becomes the Spanish leader of logistics**

Madrid, February 3, 2005. Today the FCC Group signed the contract to buy 100% of the capital of Grupo Logístico Santos (GLS), a move that involves an investment of 128 million euros and creates the foremost Spanish logistics operator in the free market, with an annual turnover of 325 million euros.

The FCC Group has been in the logistics market since 1993 through FCC Versia, one of the group's firms in services, and services is in turn one of FCC's strategic areas, the other two being construction and cement. FCC is currently showing 109 million euros per year in revenues from services, has firms in Spain (Aitena and Logística de Navarra, S.A.) and Portugal (Aitena Portugal, S.A.) and runs logistics and shipping operations primarily in the automobile, pharmaceuticals and technology sectors.

The integration of GLS in the FCC Logistics Group paves the way to the consolidation of one of the leading platforms in logistics in Spain, in a market where the proportion of clients who outsource their logistics (22%) is much lower than the trend on display in more developed markets, such as Britain (37%) and France (33%).

The keynotes of the operation are these:

- **Size:** The operation has created the number-one group in Spain's free competition market, with a turnover of 325 million euros, 4,000 employees, 650,000 square metres of storage capacity distributed amongst 64 operations centres (dedicated warehouses, buffer warehouses and cross-docking platforms) in Spain and Portugal, and management of a fleet of over 1,700 vehicles.

- **Combination of complementary sectors:** The new FCC Logistics Group will hold a top-ranking position in the high consumption, home appliance, technology, pharmaceuticals and automobile sectors, with a widely diversified list of clients, thus placing it in an optimum position to take advantage of future opportunities for growth.

- **Combination of complementary territories:** The union of these two groups will make for better coverage of the Spanish and Portuguese markets, whereas the FCC Logistics Group is already a force to be reckoned with in Portugal (Aitena Portugal).

As a result, the new FCC Logistics Group will be a managing presence throughout the entire chain of supply, expand its coverage and improve its capillary distribution, always in pursuit of facilitating added-value solutions that will provide clients with top-notch service.

The purchase of GLS is part of the process of strengthening the three strategic areas of the FCC Group (services, construction and cement) and is in keeping with the group's objective of becoming the leader in all the sectors it does business in.

With this investment, the FCC Group's service business now accounts for more than 45% of the group's operating results.

The purchase was approved by the FCC Board of Directors on 22 December last, and it is the first major transaction the FCC Group has been involved in since B 1998 S.L., the company that controls FCC, underwent shareholder restructuring.